Trading Symbol (TSX-V: ANI) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 6197 Fax:(604) 688 3392 www.animasresources.com

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2012

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Animas Resources Ltd. (“Animas” or the “Company”) and has been prepared based on information known to management as of August 22, 2012.  This MD&A is intended to help the reader understand the consolidated financial statements of Animas.

The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2012 and the related notes, and the audited consolidated financial statements for the year ended December 31, 2011 and the related notes, all of which are prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A provides a review of the performance of the Company for the six months ended June 30, 2012. Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements.    Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

The following forward looking statements have been made in this MD&A:

•

Plans for exploration of the Company’s mineral properties;

•

Speculation on future commodity prices;

•

Future budgets and how long the Company expects its working capital to last;

•

Management expectations of future activities and results;

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.animasresources.com.

SUMMARY AND OUTLOOK

The Company is a North American exploration company with diversified mining interests in one of the world’s fastest developing mining countries, Mexico. The management group, with its extensive experience in the exploration and mining industry, is moving to expand Animas’ reserves through development, discovery, and acquisition of high quality precious and base metal properties.

The Company continues to actively evaluate potential joint ventures, mergers, and acquisitions in search of opportunities to acquire significant, new gold resources. The management and the Company advisors will maintain and grow its knowledge base of the premier prospects and properties available for acquisition/ advancement in Mexico and elsewhere, targeting the best opportunities to build future Animas shareholder value.  The Company’s wholly-owned subsidiaries’ First Silver Reserve, S.A. de C.V. (“First Silver”),  Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) collectively own a significant portion of Santa Gertrudis gold deposits in Mexico.

Animas also continues to conduct reconnaissance exploration within Mexico in an attempt to acquire high quality precious metal exploration projects, and during 2011, the Company acquired, by "staking", the high quality Desierto gold prospect within the Sonora Gold Belt (Herradura-type gold deposit potential).

During the six months ended June 30, 2012, the Company continued to carefully manage its cash and corporate overhead, made some management changes and also made progress on its Santa Gertrudis property.

Detailed Mineral Property information, including 2012 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

•

Animas is highly experienced in Mexico and is actively looking for joint venture partners and/or optioning out some, or all, of the properties.

•

The Company is planning to begin a pre-feasibility study at the Company’s flagship Santa Gertrudis gold project in northern Sonora, Mexico.

•

The Company continues to have field and data reviews of the Ariel copper project and will determine the best option for the project.

•

The Company continues to have the strong support from its major shareholder Mr. Ernesto Echavarria who now owns approximately 28.2% of the issued and outstanding common shares of Animas.  Mr. Echavarria may fund Animas with additional funds at a future date as approved by the shareholders for up to a 39.1% interest in Animas.

TABLE OF CONTENTS

1. Background	5

2. Overview	5
2(a) Company Mission and Focus	5
2(b) Description of Metal Markets	5
2(c) Qualified Person	5

3. Mineral Properties	6
3(a) Santa Gertrudis Property, Mexico	6
3(b) Ariel Copper Property - Mexico	10
3(c) Desierto Property - Mexico	12
3(d) Kinsley Mountain Property - USA	12

4. Risks and Uncertainties	13

5. Impairment of Long-lived Assets	14

6. Material Financial and Operations Information	15
6(a) Selected Annual Financial Information	15
6(b) Summary of Quarterly Results	15
6(c) Review of Operations and Financial Results	15
6(d) Liquidity and Capital Resources	17
6(e) Disclosure of Outstanding Share Data	17
6(f) Commitment and Contingency	18
6(g) Off-Balance Sheet Arrangements	18
6(h) Transactions with Related Parties	18
6(i) Financial Instruments	19
6(j) Management of Capital Risk	21

7. New Accounting Standards and Interpretations	21

8. Changes in Internal Control Over Financial Reporting ("IFCR")	22

9. Information on the Board of Directors and Management	22

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia and its shares are listed on the TSX Venture Exchange under the symbol “ANI”. The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Mexico.

2. Overview

2(a) Company Mission and Focus

Animas is a North American mineral resource company focused on acquisition and discovery.  The Company consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  The Company’s mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

2(b) Description of Metal Markets

Gold prices have remained well above their long term averages, at or near all time highs, albeit with high levels of volatility.  Market interest in gold exploration is currently stronger than for base metals.

Copper prices have risen significantly since their lows in late 2008 and are now trading over $3.50 per lb.  Market interest in exploration for copper is excellent and the Company will monitor its resources relative to its opportunities during the coming fiscal year.

2(c) Qualified Person

John R. Wilson is the Qualified Person as defined under National Instrument 43-101. He is responsible for the technical disclosure in this document. Mr. Wilson has reviewed and approved the contents of this MD&A.

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.animasresources.com).

3(a) Santa Gertrudis Property, Mexico

Location Map
Tucson
ARIZONA
Nogales
SONORA
Cananea
Santa Gertrudis
Magdalena
Nacozari
N
W
E
S
0 5 10 20 30 40
Kilometers

History

The Santa Gertrudis Property is part of the Santa Teresa Mining District in the Cucurpe Municipality of the northern Mexican state of Sonora. It is located 180 km north of Hermosillo, Sonora, Mexico, and was discovered by Phelps Dodge Mining Company (“PD”) in 1986. Several gold deposits on the property were advanced to open pit heap leach production starting in 1991. PD sold their portion of the Santa Teresa Mining District to Campbell Resources Inc. (“Campbell”) in 1994 for US$10 million. Campbell ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to Lopez-Limon. The Company has re-consolidated these concessions, which allows for a district-wide exploration program. Other mineral properties that are part of the SG Property package include the higher-grade Amelia Mine and staked ground to the west, northwest and southeast of the SG Property’s historic workings.

The Company completed the construction of a comprehensive drill hole database with digital access to the original assay sheets and drill logs.

Work performed

To date, Animas work on the Santa Gertrudis project has consisted of:

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Consolidation of the Company's land holdings (now totaling 562 km²).

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Completion 135 line km of IP, 30+ km² of RIP (Reconnaissance Induced Polarization) coverage, and a district-wide ground gravity survey.

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Database resurrection, data verification and interactive GIS construction which includes the integration of 2,600± pre-Animas holes, 20,000± soil geochemical samples, 29,000± rock-chip geochemical samples, Animas work, and the db/GIS now totals 100±Gb).

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Animas geological/alteration mapping/rock-chip geochemical sampling (110± km² mapped - 2,800± Animas samples).

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New 43-101 report  (2010) with a compliant “inferred” resources for the Cristina (MDA), Trinidad, Escondida, Mirador, Greta, La Gloria, Tracy, Tigre deposits (see news release on November 17, 2010).

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Drilling/evaluation of 13 major target areas (41 holes – 12,651.15 meters core/reverse circulation) mainly Au – (Mo).

El Tigre - Molybdenum

On August 25, 2010, the Company announced that the El Tigre has intervals of molybdenum mineralization.

Remaining option payments

On July 24, 2007, the Company signed an option agreement with Victor Manuel Juvera Gaxiola to purchase three additional mineral claims in the SG Property. On December 26, 2008, the Company and Victor Manuel Juvera Gaxiola amended its original agreement and the amendment agreement allows the Company to make the option payments either in cash, or in the Company’s common shares, or a combination of both. The Company and the optionor agreed pay US$35,000 of the US$135,000 January 2012’s payment on March 26, 2012, along with US$20,000 extension fee and postpone the remaining 2012 payments to August 24, 2012 and February 24, 2013 respectively, to be paid in cash. The Company subsequently decided to let the option agreement lapse.

On August 13, 2007, the Company signed an option agreement with Albelais Varela to purchase two additional mineral claims in the SG Property by paying US$220,000 over the next 5 years. US$180,000 had been paid in cash as at June 30, 2012.

Cumulative expenditures

As of June 30, 2012 the Company had incurred total cumulative expenditures of $14,388,349 for acquisition and exploration on the SG Property including write-off of $5,000,000.

	June 30, 2012	December 31, 2011

Acquisition costs	$ 5,498,644	$ 5,498,644	(1)
Annual mining taxes	1,137,766	984,500
Assaying	477,567	477,567
Camp and general	510,105	501,677
Drilling	1,712,543	1,712,543
Environmental costs	12,806	12,806
Field costs	23,164	23,164
Foreign value added tax credit	258,026	215,899
Geology	1,406,641	1,332,737
Geophysical	793,870	793,870
Metallurgical consulting	5,646	5,646
Net Smelter Royalty payment	150,000	150,000
Office and administrative	298,405	173,032
Option payments	4,427,648	4,345,022
Resources calculation	339,051	339,051
Surface access fees	500,739	445,643
Travel	632,275	614,047
Wages	2,274,029	2,182,463
Write-off of exploration and evaluation assets	(5,000,000)	(5,000,000)
Foreign exchange movement	(1,070,576)	(1,457,943)
	$ 14,388,349	$ 13,350,368

(1)

This includes costs allocated on completion of the qualifying transaction in 2007 of $5,159,649, and expenses directly related to the transaction of $247,392. The Company also issued an additional 254,454 common shares valued at $91,603 to defer the acquisition costs of First Silver and Recursos (see “Cash Flows, Liquidity and Capital Resources” section).

Recent updates

Animas plans to begin an aggressive exploration/pre-feasibility program at the Santa Gertrudis project. This program will be financed by the recent financing provided by Mr. Ernesto Echavarria and from cash on hand. The program will shift Animas from an exploration approach at Santa Gertrudis to moving the project towards gold production.

The commencement of a major prefeasibility mining study (“PFS”) at Santa Gertrudis is in the planning stages and will begin in 2012.  This study will begin an in depth evaluation of the economic viability of the NI 43-101 compliant resources announced on November 17, 2010. The program to complete the PFS will include infill drilling within the known resource areas, block modeling, engineering studies, metallurgical test work, and mine/plant design. Concurrently with the pre-feasibility program, the Company will conduct selective exploration drilling within the Silicoso, Cristina Deep, and Trinidad areas for the purpose of adding significant additional gold resources to the existing resource base in these areas.

It should be noted that during the planned prefeasibility program, the historic leach pads from the previous mining activities at Santa Gertrudis will be evaluated for possible reactivation.  These heaps probably contain significant remaining gold, and it is possible that low cost, near term gold production could begin from these heaps.

In October 2011, the Company announced that a Mexican citizen and his associates blocked access to a portion of the Santa Gertrudis Property and had taken some samples from the old gold leach pads that are on site from the former gold mining operations. Since October, the Company has been vigorously fighting this illegal action through the Mexican legal system. A criminal legal action against the involved Mexican individuals was filed late last year with the Ministerio Publico in Magdalena, Sonora.

In June 2012, the Sonora State Attorney General Lic. Carlos Navarro ordered the Ministerio Publico in Magdalena to grant the Company Provisional Restitution (full access) of all disputed lands within the Santa Gertrudis mining district. Immediately subsequent to the Provisional Restitucion, the Company began a program of historic heap leach sampling for the purpose of evaluating the economic viability of restarting gold production from the existing heap leach pads at Santa Gertrudis. See news releases dated June 28, 2012.

Although only a relatively minor amount of physical work has been done on the property since October 2011, during this time the Company has made extensive plans for future work on the project. Process Engineering L.L.C. (Eugenio Iasillo P.E.) of Tucson, Arizona has been contracted to advise the Company on a metallurgical test program to support the flow sheet contemplated for the project, and bids for this planned work have been received from  three highly-respected, competent independent, metallurgical test labs (Kappes Cassidy and Associates, Metcon Research, and McClelland Laboratories). Discussions have also be held with Herbert E. Welhener of Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona, and IMC have agreed to provide preliminary resource modeling, mine planning, and preliminary economic scoping studies for Animas. Environmental and drilling permits have now been approved by SEMARNAT, and  Major Drilling de Mexico SA de CV has been contracted to do a minimum of 5,000 meters of diamond core drilling in the Cristina, Trinidad, and Silicoso areas of the Santa Gertrudis Gold Project.

3(b) Ariel Copper Property – Mexico

The Ariel concessions are located approximately 44 kilometers east-southeast of the town of Nacozari, Sonora, and are also southeast of the La Caridad copper mine and within the productive Cananea Larimide porphyry copper trend in Sonora Mexico.  The Ariel prospect is an altered and mineralized intrusive complex hosted in coeval andesitic volcanics.  Geologically, the area is comprised of quartz-poor volcanics of possible andesitic composition. Locally quartz-poor dikes may cut the older volcanic rocks. Intense alteration in the area makes it difficult to determine the original rock types.

Option payments

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to 80% of the Ariel porphyry copper concessions. On May 28, 2010, the Company signed the final option agreement. On December 16, 2010, the Company and the optionor amended its original agreement and deferred the December 18, 2010 payment to June 18, 2011 which was then further deferred until July 31, 2012. The Company is currently negotiating with the optionor to settle the amount owing.

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures
At signing	$ 25,000	Paid
June 18, 2011	50,000	**
December 18, 2011	50,000	**
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company will earn a further 15% for a total of 80%.

** The Company and the optionor are currently negotiating to settle the amount owing.

Cumulative expenditures

As of June 30, 2012, the Company had incurred total cumulative expenditures of $49,351 for acquisition and exploration of the Ariel Copper property.

	June 30, 2012	December 31, 2011
Acquisition costs	$ 26,170	$ 26,170
Annual mining taxes	5,608	3,881
Assaying	3,663	3,663
Camp and general	1,285	1,285
Office and administrative	3,772	3,772
Geology	7,588	7,588
Travel	1,577	1,577
Wages	2,567	2,567
Foreign exchange movement	(2,879)	(4,869)
	$ 49,351	$ 45,634

Recent updates

In July, 2010, the Company reported its progress on the Ariel prospect. A very large alteration/mineralization system is present on the Ariel concessions and is approximately 4-5 kilometers in length (more or less in a north-south direction) and approximately 2-3 kilometers wide. The volcanic rocks within this zone of alteration/mineralization are strongly altered to pervasive clay-(±sericite?) and goethite-hematite after 2-5 percent disseminated > veinlet controlled pyrite.  The Ariel alteration system is large and strong, and the current mapping and sampling should define the extent of the system and its mineral potential.

In light of the Company's current focus on Santa Gertrudis and gold deposits in general, Animas currently is looking for the best option for the project.

3(c) Desierto Property – Mexico

Animas recently acquired Desierto Project, a large property position within the Sonora Gold Belt of western Sonora State, Mexico. This highly prolific region of known gold mineralization/production is located along the Arizona-Sonora Megashear, and it contains the large Penmont (Fresnillo-Newmont) Herradura gold mine complex (10+MM ozs Au) and numerous other, smaller gold mines and prospects (Noche Buena, La Choya, San Francisco, El Chanate, etc.).

The new Desierto property totals approximately 27,000 hectares in size and was originally identified by Animas personnel during the second quarter of 2011. The Company has been conducting reconnaissance exploration within this highly prospective region of northern Mexico for most of 2011, and this prospect is a direct result of this ongoing exploration work.

Cumulative expenditures

As of June 30, 2012, the Company had incurred total cumulative expenditures of $21,129 for staking of the Desierto property.

	June 30, 2012	December 31, 2011
Staking	$ 21,457	$ 7,849
Foreign exchange movement	(328)	(679)
	$ 21,129	$ 7,170

3(d) Kinsley Mountain Property – USA

On September 20, 2011, the Company signed an assignment agreement to sell its interest in the Kinsley Mountain gold property to Pilot Gold Inc. (“Pilot Gold”). Pilot Gold has agreed to acquire Animas’ interest in the option agreement for a cash payment of US$350,000, representing Animas’ expenditures to date on the project, and a total of 150,000 common shares of Pilot Gold to be issued to the Company over a three year period as follows:

	Number of Common Shares
Upon signing of the agreement	50,000	Received
By September 20, 2012	25,000
By September 20, 2013	25,000
Completing the 51% earn-in to Kingsley Mountain Property	50,000	Received
Total	150,000

During the year ended December 31, 2011, a cash payment of US$350,000 and 50,000 common shares of Pilot Gold were received. On May 9, 2012, Pilot Gold completed the earn-in and issued the Company another 50,000 common shares of Pilot Gold, resulting in $59,000 other income during the six months ended June 30, 2012. The Company has no further obligation regarding the Kinsley Mountain property.

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales. The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar and Mexican pesos may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Mexico carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and/or other commodities in Mexico, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries. Access to mineral properties also involves certain inherent risks due to the change in local ranchers and land owners.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at June 30, 2012 which considered the indicators of impairment. Management concluded that other than 2010 and 2011 write-downs and write-offs, no other impairment charge was required because:

•

The NI 43-101 resource estimates for the Santa Gertrudis property;

•

there have been no significant changes in the legal factors or climate that affects the value of the Santa Gertrudis Property;

•

all Santa Gertrudis Property rights remain in good standing;

•

option arrangements on the Santa Gertrudis Property remain in good standing;

•

the price of gold has recently hit unprecedented historical highs;

•

the Company intends to continue its exploration and development plans on its properties; and

•

the Company is hosting site visits and in discussion with qualified parties to evaluate options for its Santa Gertrudis property.

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year ended December 31 2011	Year ended December 31 2010	Year ended December 31 2009
	Under IFRS		Under GAAP
	$	$	$
Total revenues	-	-	-
General and administrative expenses	608,409	1,080,330	1,661,436
Write-off of exploration and evaluation assets	26,566	6,070,412	277,075
(Loss) for the year	(624,516)	(7,246,229)	(1,869,240)
(Loss) per share	(0.01)	(0.18)	(0.06)
Total assets	14,781,385	13,810,747	20,145,452
Total long-term financial liabilities	-	47,025	1,983,350
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

	Jun 30, 2012 Quarter	Mar 31, 2012 Quarter	Dec 31, 2011 Quarter	Sep 30, 2011 Quarter	Jun 30, 2011 Quarter	Mar 31, 2011 Quarter	Dec 31, 2010 Quarter	Sep 30, 2010 Quarter
	Under IFRS
Revenue	-	-	-	-	-	-	-	-
Net loss	45,235	127,758	13,229	204,244	167,857	239,186	1,108,538	4,917,432
Loss per Share	0.00	0.00	0.00	0.00	0.00	0.01	0.02	0.13

6(c) Review of Operations and Financial Results

For the three months ended June 30, 2012 compared to the three months ended June 30, 2011

During the three months ended June 30, 2012, the Company incurred losses of $45,235 ($0.00 loss per share) compared to a net loss of $167,857 ($0.00 loss per share) for the same period in 2011.

During the three months ended June 30, 2012, the Company incurred $104,992 (2011 – $170,099) in general and administrative expenses, of which $7,495 (2011 – $43,605) relates to non-cash share-based payment expense for options vested during the period, non-cash depreciation of $3,170 (2011 - $7,596) and a recovery for write-off mineral property costs of $nil (2011 - $8,981). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $94,327, compared to 2011’s $127,879, a decrease of $33,552. The decrease was mainly due to the management conserving cash and cutting back costs in corporate development (2012 - $15,372; 2011 - $19,530); shareholders’ communication (2012 - $5,316; 2011 – $11,729), and office expenses (2012 – $2,694; 2011 - $10,574). The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

During the three months ended June 30, 2012, the Company had interest income of $757 by investing funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank, compared to 2011’s $2,242, a decrease of $1,485. The decrease was due to invest funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank.

During the three months ended June 30, 2012, the Company had other income of $59,000 from the 50,000 common shares of Pilot Gold after Pilot Gold completed the earn-in to Kinsley Mountain property in May 2012.

For the six months ended June 30, 2012 compared to the six months ended June 30, 2011

During the six months ended June 30, 2012, the Company incurred losses of $172,993 ($0.00 loss per share) compared to a net loss of $407,043 ($0.01 loss per share) for the same period in 2011.

During the six months ended June 30, 2012, the Company incurred $234,026 (2011 – $412,278) in general and administrative expenses, of which $19,463 (2011 – $112,499) relates to non-cash share-based payment expense for options vested during the period, non-cash depreciation of $6,581 (2011 - $15,173) and a write-off of mineral property costs of $nil (2011 - $26,497). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $207,982, compared to 2011’s $258,109, a decrease of $50,127. The decrease was mainly due to the management conserving cash and cutting back costs in corporate development fees (2012 - $30,327; 2011 - $34,113), shareholders’ communication (2012 - $11,899; 2011 – $24,599), and office expenses (2012 – $8,183; 2011 - $30,192). The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

During the six months ended June 30, 2012, the Company had interest income of $2,033 by investing funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank, compared to 2011’s $5,235, a decrease of $3,202. The decrease was due to invest funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank.

During the six months ended June 30, 2012, the Company had other income of $59,000 from the 50,000 common shares of Pilot Gold after Pilot Gold completed the earn-in to Kinsley Mountain property in May 2012.

6(d) Liquidity and Capital Resources

The Company’s working capital as at June 30, 2012 was $342,246 (December 31, 2011 - $1,131,046). Cash totaled $299,557 as at June 30, 2012, a decrease of $966,879 from $1,266,436 as at December 31, 2011. The decrease was a result of (a) $338,528 spent in its operating activities, including changes in working capital; (b) $665,949 spent on its mineral properties; offset by (c) $37,598 effects of exchange rate changes on behalf of cash held in foreign currencies.

As of the date of this MD&A, the Company has no other outstanding commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

Management estimates that the current cash position and future cash flows from warrants and options and potential financing and support from its major shareholder Mr. Ernesto Echavarria will be sufficient for the Company to carry out its anticipated exploration and operating plans through 2012.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2011	59,130,884	$22,783,387
June 30, 2012	59,130,884	$22,783,387

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

As at June 30, 2012, the Company had a total of 4,115,000 options outstanding, with exercise prices ranging from $0.24 to $1.60, expiring between July 12, 2012 and September 19, 2016. Subsequently, 1,400,000 options with exercise price of $0.50 expired. If all the remaining outstanding options were exercised, the Company’s available cash would increase by $2,408,350.

As at June 30, 2012, the Company had a total of 10,966,070 warrants and 391,248 agent’s warrants outstanding, with the exercise prices ranging from $0.20 to $0.55, expiring between November 4, 2012 and October 26, 2013. If all the remaining outstanding warrants, agent’s warrants and the warrants associated were exercised, the Company’s available cash would increase by $4,112,619.

The Company has established a management performance bonus plan (“Bonus Plan”) to reserve 2 million common shares (“Bonus Shares”) for future issuance to certain recipients of the Bonus Plan, contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arms length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Company; and (c) the day the SG Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. These Bonus Shares are subject to a pooling agreement which releases the Bonus Shares over a one-year period.

As of the date of this MD&A, there were 59,130,884 common shares issued and outstanding and 75,398,826 common shares outstanding on a diluted basis.

6(f) Commitment and Contingency

None.

6(g) Off-Balance Sheet Arrangements

None.

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence are as follows:

For the six months ended June 30, 2012

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
John R. Wilson (d) Chief Executive Officer	64,903	n/a	n/a	19,463	84,366
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(e)	77,680	n/a	n/a	Nil	77,680
Total	142,583	n/a	n/a	19,463	162,046

For the six months ended June 30, 2011

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
Gregory E. McKelvey Chief Executive Officer (c)	65,011	n/a	(b)	Nil	65,011
John R. Wilson (d) VP Exploration	70,426	n/a	n/a	Nil	70,426
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(e)	73,260	n/a	n/a	Nil	73,260
Total	208,697	n/a	n/a	Nil	208,697

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

As part of the severance agreement in September 2011, Gregory E. McKelvey was paid for $42,539 which was equivalent to three months of management fees plus benefits.

(c)

Mr. McKelvey was the Chief Executive Officer until August 31, 2011 and received a monthly amount of US$11,000 as management fees during 2011 as the Chief Executive Officer.

(d)

Mr. Wilson received a monthly amount of US$12,000 as management fees until April 2012.  After May 2012, Mr. Wilson’s monthly management fee was reduced to US$8,000. Effective September 1, 2011, Mr. Wilson was the Chief Executive Officer.

(e)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting and management fees for an accounting and administrative team of four people during fiscal 2012 and 2011.

Related party assets / liabilities

	Services for	As at June 30, 2012	As at December 31, 2011
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$21,112	$16,047

6(i) Financial Instruments

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities, long-term debt and obligations under capital lease approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect a $1 million exploration program by $10,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)  Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $300.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$299,557	$-	$-	$299,557
Marketable securities	110,000	-	-	110,000
	$409,557	$-	$-	$409,557

6(j) Management of Capital Risk

The Company considers its capital to be its shareholders’ equity.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.

7.  New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement (effective January 2013)

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

8.  Changes in Internal Control Over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

9. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, C.A.

John R. Wilson, BSc, MS, QP

Hugh B. Miller, BS., Ms., Ph.D, QP, CMSP

David C. Beling, PE, BSc, QP

Audit Committee members:

Mark T. Brown (Chair), David C. Beling and Hugh B. Miller

Management:

John R. Wilson, BSc, MS – Chief Executive Officer, President

Winnie Wong, CA – Chief Financial Officer and Corporate Secretary